Consent of Independent Registered Public Accounting Firm

The Board of Trustees of Dreyfus/Laurel Tax-Free Municipal Funds and

The Board of Directors of Dreyfus BNY Mellon Funds, Inc.:

We consent to the use of our report, dated August 15, 2014, with respect to the financial statements of Dreyfus BASIC New York Municipal Money Market Fund of Dreyfus/Laurel Tax-Free Municipal Funds as of June 30, 2014, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

We also consent to use of our report dated January 21, 2014, with respect to the statement of assets and liabilities (in organization) of Dreyfus Global Emerging Markets Fund, a series of Dreyfus BNY Mellon Funds, Inc., as of January 15, 2014, included in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York

October 27, 2014